

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Heather Pomerantz
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re: Freshpet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-36729**

Dear Ms. Pomerantz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

1. We note your non-GAAP adjustments for "launch expenses" and "plant start-up expenses." Considering marketing costs, freight costs and "operating costs" of new manufacturing lines appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If you believe these adjustments are in compliance with non-GAAP rules, please advise.

Note 1 - Summary of Significant Accounting Policies
Equity method investment, page 49

2. We note that you acquired a 19% interest in a "privately held company" that you account

for using the equity method. Pursuant to ASC 323-10-50-3a., please tell us and disclose in future filings the name of the investee and how you exercise significant influence over the investee despite an ownership interest below 20%.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing